                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                               (Amendment No. 1)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                             AUTO DATA NETWORK, INC.
                                (Name of Issuer)


                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                    05270Q104
                                 (CUSIP Number)


                                JEFFREY I. MARTIN
                         C/O RHO CAPITAL PARTNERS, INC.
                        152 WEST 57TH STREET, 23 RD FLOOR
                               NEW YORK, NY 10019
                                  212-784-8872
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                               FEBRUARY 28, 2005
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following:[ ]

CUSIP No. 05270Q104                                                 Page 2 of 13
                                                        Exhibit Index on Page 13

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             RHO CAPITAL PARTNERS, INC.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS
             N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
            NEW YORK
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                         2,438,268
  NUMBER OF        -------------------------------------------------------------
   SHARES           8    SHARED VOTING POWER
BENEFICIALLY             -0-
  OWNED BY         -------------------------------------------------------------
EACH REPORTING      9    SOLE DISPOSITIVE POWER
 PERSON WITH             2,438,268
                   -------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                         -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,438,268
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              7.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
              CO, IA
--------------------------------------------------------------------------------

CUSIP No. 05270Q104                                                 Page 3 of 13
                                                        Exhibit Index on Page 13

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             RHO MANAGEMENT TRUST I
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS
             WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
             NEW YORK
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          2,438,268
  NUMBER OF          -----------------------------------------------------------
   SHARES             8   SHARED VOTING POWER
BENEFICIALLY              -0-
  OWNED BY           -----------------------------------------------------------
EACH REPORTING        9   SOLE DISPOSITIVE POWER
 PERSON WITH              2,438,268
                     -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
                          -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,438,268
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              7.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
              OO
--------------------------------------------------------------------------------

CUSIP No. 05270Q104                                                 Page 4 of 13
                                                        Exhibit Index on Page 13

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             JOSHUA RUCH
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS
             N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                            [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
             REPUBLIC OF SOUTH AFRICA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0-
  NUMBER OF          -----------------------------------------------------------
    SHARES            8   SHARED VOTING POWER
 BENEFICIALLY             2,438,268
   OWNED BY          -----------------------------------------------------------
 EACH REPORTING       9   SOLE DISPOSITIVE POWER
  PERSON WITH             -0-
                     -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
                          2,438,268
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               2,438,268
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               7.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
               IN
--------------------------------------------------------------------------------

CUSIP No. 05270Q104                                                 Page 5 of 13
                                                        Exhibit Index on Page 13

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             HABIB KAIROUZ
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS
             N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
             CANADA
--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
                        -0-
                   -------------------------------------------------------------
  NUMBER OF         8   SHARED VOTING POWER
   SHARES               2,438,268
 BENEFICIALLY      -------------------------------------------------------------
  OWNED BY          9   SOLE DISPOSITIVE POWER
EACH REPORTING          -0-
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        2,438,268
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,438,268
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              7.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
              IN
--------------------------------------------------------------------------------

CUSIP No. 05270Q104                                                 Page 6 of 13
                                                        Exhibit Index on Page 13

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              MARK LESCHLY
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                            (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS
              N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
            KINGDOM OF DENMARK
--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
                        -0-
  NUMBER OF        -------------------------------------------------------------
   SHARES           8   SHARED VOTING POWER
BENEFICIALLY            2,438,268
  OWNED BY         -------------------------------------------------------------
EACH REPORTING      9   SOLE DISPOSITIVE POWER
 PERSON WITH            -0-
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        2,438,268
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,438,268
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              7.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
              IN
--------------------------------------------------------------------------------

CUSIP No. 05270Q104                                                 Page 7 of 13
                                                        Exhibit Index on Page 13

ITEM 1. SECURITY AND ISSUER.

This statement relates to shares (the "Shares") of Common Stock, $0.001 par value per share (the "Common Stock"), of Auto Data Network, Inc., a Delaware corporation ("ADN" or "Issuer"). The principal executive offices of ADN are located at 5 Century Place, Lamberts Road, Tunbridge Wells, Kent, United Kingdom, TN2 3EH.

ITEM 2. IDENTITY AND BACKGROUND.

(a) Name. This statement is being filed by Rho Capital Partners, Inc. ("Rho"), a New York corporation, its controlling shareholders, Messrs. Joshua Ruch, Habib Kairouz and Mark Leschly, and the following affiliated investment vehicle: Rho Management Trust I, a New York grantor trust, (collectively, the "Reporting Persons"). As the investment advisor to Rho Management Trust I, a New York grantor trust, ("Trust I"), Rho may be deemed to exercise sole investment and voting control over Shares of ADN Common Stock held of record in the name of such investment vehicle. As controlling shareholders of Rho, Joshua Ruch, Habib Kairouz and Mark Leschly may be deemed to have shared authority over the Shares of ADN Common Stock reported by Rho herein.

(b) Address. The business address for each of Rho Capital Partners, Inc., Joshua Ruch, Habib Kairouz, Mark Leschly and Trust I is 152 West 57th Street, 23rd Floor, New York, New York 10019.

(c) Principal Occupation of Natural Persons. Messrs. Joshua Ruch, Habib Kairouz and Mark Leschly are employed by Rho as Managing Partners.

(d)-(e) Certain Proceedings. During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship or Place of Organization. The information set forth in item 6 of the cover pages is hereby incorporated by reference into this Item 2(f).

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Persons beneficially own 2,438,268 Shares of ADN Common Stock. Trust I, having acquired shares in CarParts Technologies, Inc. for investment purposes, acquired beneficial ownership of most of its Shares of ADN Common Stock as consideration for the merger by and among Car Parts Technologies Acquisition Inc. (a wholly owned subsidiary of ADN) and CarParts Technologies, Inc. on August 2, 2004 (the "Merger").

CUSIP No. 05270Q104                                                 Page 8 of 13
                                                        Exhibit Index on Page 13

The Reporting Persons beneficially own 15,291 shares of Common Stock held by Trust I which were received as payment in lieu of cash for dividends on the Series A-1, D-1 & D-2 Convertible Preferred Stock (collectively the "Preferred Stock").

The Reporting Persons beneficially own 280,000 shares of Series A-1 Convertible Preferred Stock ("Series A-1 Stock") held by Trust I and acquired following the conversion of a convertible promissory note dated June 27, 2003 into Series A-1 Stock. The holders of the Series A-1 Stock vote as a single class with the Common Stock, on an as-converted basis, on all matters on which the holders of the Common Stock are entitled to vote. Each outstanding share of Series A-1 Stock may currently be converted into two (2) Shares of Common Stock.

The Reporting Persons beneficially own 943,933 shares of the Series D-1 Convertible Preferred Stock ("Series D-1 Stock") which were received as a partial merger consideration payment for the Merger. The Series D-1 Stock may be converted into one (1) share of Common Stock, subject to adjustment such as stock splits, dividends, combinations or other recapitalizations as provided in its Certificate of Designations, Preferences and Rights. As of November 10, 2004, there were no such adjustments, as reported in the Issuer's Registration Statement on Form SB-2/A ("SB-2 Filing") filed with the Securities and Exchange Commission (the "SEC") on November 17, 2004.

The holders of Series D-1 Stock were provided with Penalty Warrants pursuant to the Amended and Rested Agreement and Plan of Merger for the Merger (the "Warrants") to purchase additional shares of Series D-1 Stock upon the Issuer's failure to file a registration statement or have it declared effective in certain proscribed time frames. The Issuer's postponement of the filing of the SB-2 Filing was a triggering event, giving rise to the right by Trust I to have issued to it Warrants to purchase 18,879 Series D-1 Stock at an exercise price of $1.90 per share. As of the date hereof, Trust I has yet to receive such warrants.

The Reporting Persons beneficially own 900,165 shares of Series D-2 Convertible Preferred Stock (the "Series D-2 Stock") which were received by Trust I on March 21, 2005 and had been issued on February 28, 2005 upon the conversion of an unsecured convertible promissory note (the "Note") in the amount of $1,710,315 which had been granted as a partial merger consideration payment for the Merger. The Series D-2 Stock may then be converted into one (1) share of Common Stock, subject to adjustment such as stock splits, dividends, combinations or other recapitalizations as provided in its Certificate of Designations, Preferences and Rights.

ITEM 4. PURPOSE OF TRANSACTION.

The Shares reported herein were acquired solely for investment purposes. The Reporting Persons do not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary

CUSIP No. 05270Q104                                                 Page 9 of 13
                                                        Exhibit Index on Page 13

course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Reporting Persons will continue to evaluate the business and prospects of the Issuer, and their present and future interest in, and intentions with respect to, the Issuer, and in connection therewith expect from time to time to consult with management and other stockholders of the Issuer.

Other than as described above, the Reporting Persons do not have any plans or proposals which would result in any of the following:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) Amount and Nature of Beneficial Ownership. As the investment advisor to Trust I, Rho may be deemed for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of 2,438,268 (1) of the Shares of ADN Common Stock reported hereby, constituting 7.4% of the approximately 30,691,390 Shares of ADN Common Stock outstanding as of January 14, 2005, as reported in the Issuer's Form 10-QSB filed with the SEC on January 18, 2005.

CUSIP No. 05270Q104                                                Page 10 of 13
                                                        Exhibit Index on Page 13

Messrs. Ruch, Kairouz and Leschly may been deemed to share investment and voting control over the 2,438,268 (1) Shares of ADN Common Stock beneficially held by Trust I. In each case, such Reporting Persons may be deemed to beneficially own 7.4% of the approximately 30,691,390 Shares of ADN Common Stock outstanding as of January 14, 2005. Other than the Shares of ADN Common Stock in which they have a pecuniary interest, each of Rho and Messrs. Ruch, Kairouz and Leschly disclaims beneficial ownership of the Shares reported in this statement.

(c) Recent Transactions. The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 5(c). There were no other transactions in the Shares by the reporting persons in the past 60 days.

(d) Dividends. No persons other than the Reporting Persons and their investment clients have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the Shares of ADN Common Stock covered hereby.

(e) Not Applicable.

(1) 2,422,978 of the 2,438,268 shares of Common Stock reported as beneficially owned by Trust I are shares of Common Stock which Trust I has the right to acquire upon conversion into Common Stock of Series A-1, Series D-1 and Series D-2 Stock and upon the exercise of Warrants.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As the investment advisor to Trust I, a New York grantor trust, Rho may be deemed to exercise sole investment and voting control over Shares of ADN Common Stock held of record in the name of such investment vehicle.

Except as described or referred to above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The following documents are filed as exhibits hereto:

A.* Statement Appointing Designated Filer and Authorized Signer dated January 14, 2005.

B.** Amended and Restated Agreement and Plan of Merger by and among Auto Data Network, Inc., Car Parts Technologies Acquisition Inc., and CarParts Technologies, Inc. dated as of August 2, 2004, including related exhibits.

CUSIP No. 05270Q104                                                Page 11 of 13
                                                        Exhibit Index on Page 13
*  Previously filed.

** Incorporated herein by reference from the Current Report filed on Form 8-K by Auto Data Network, Inc. with the SEC on August 12, 2004.

CUSIP No. 05270Q104                                                Page 12 of 13
                                                        Exhibit Index on Page 13

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 03/24/05


                             RHO CAPITAL PARTNERS, INC.

                             By:  /s/ Jeffrey I. Martin
                                  ------------------------------
                                  Jeffrey I. Martin,
                                  Authorized Signer

                                  /s/ Jeffrey I. Martin
                                  ------------------------------
                                  Jeffrey I. Martin,
                                  Authorized Signer for Joshua Ruch

                                  /s/ Jeffrey I. Martin
                                  ------------------------------
                                  Jeffrey I. Martin,
                                  Authorized Signer for Habib Kairouz

                                  /s/ Jeffrey I. Martin
                                  ------------------------------
                                  Jeffrey I. Martin,
                                  Authorized Signer for Mark Leschly

                             RHO MANAGEMENT TRUST I

                             By:  /s/ Jeffrey I. Martin
                                  ------------------------------
                                  Jeffrey I. Martin,
                                  Authorized Signer

CUSIP No. 05270Q104                                                Page 13 of 13
                                                        Exhibit Index on Page 13

                                  EXHIBIT INDEX

A.* Statement Appointing Designated Filer and Authorized Signer dated January 14, 2005.

B.** Amended and Restated Agreement and Plan of Merger by and among Auto Data Network, Inc., Car Parts Technologies Acquisition Inc., and CarParts Technologies, Inc. dated as of August 2, 2004, including related exhibits.

*  Previously filed.

** Incorporated herein by reference from the Current Report filed on Form 8-K by Auto Data Network, Inc. with the SEC on August 12, 2004.